UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-23329

CUSIP NUMBER: 159765106

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Charles & Colvard, Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

170 Southport Drive
Address of Principal Executive Office (Street and Number)

Morrisville, NC 27560
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Charles & Colvard, Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the “Form 10-K”). The Company was unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense because it requires additional time to complete procedures relating to its year-end financial statement review process. The delay was caused in part by a cybersecurity incident that temporarily disrupted the Company’s IT network. While this cybersecurity incident was not material, it delayed the Company closing its financial books and records and preparing its financial statements for the fiscal year ended June 30, 2023. The Company plans to file its Form 10-K within the extension period of 15 calendar days provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clint J. Pete	(919)	468-0399
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consistent with the Company’s results for the first, second and third quarters of the fiscal year ended June 30, 2023, the Company expects to report net sales decreased by 31% to $29.9 million for the fiscal year ended June 30, 2023 compared to net sales of $43.1 million for the fiscal year ended June 30, 2022.

Consistent with the Company’s results for the first, second and third quarters of the fiscal year ended June 30, 2023, the Company will report a net loss for the fiscal year ended June 30, 2023 that is a significant change compared to net income of $2.4 million reported for the year ended June 30, 2022. A reasonable net loss estimate for the fiscal year ended June 30, 2023 cannot be made at this time until the completion of the year-end financial statement review process. The net loss is primarily due to (1) a drop in net sales as disclosed above; (2) the impact of an inventory write-down during the three month period ended June 30, 2023 due to the pricing pressures and constrained consumer demand; and (3) an increase in income tax expense in line with what was previously disclosed in the Company’s Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended June 30, 2023.

The foregoing figures are preliminary and unaudited and are prepared in accordance with U.S. generally accepted accounting principles. While the Company does not expect any significant changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the year-end financial statement review and audit.

Forward-Looking Statements

This filing contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “plan,” “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the estimated reporting of financial results. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Charles & Colvard, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2023	By:	/s/ Clint J. Pete
	Name:	Clint J. Pete
	Title:	Chief Financial Officer